Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-160884

United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831
tel: 203 622-3131
fax: 203 622-6080

unitedrentals.com

United Rentals Announces Pricing of Aggregate $650 Million of Senior Notes

GREENWICH, Conn. — November 10, 2009 — United Rentals, Inc. (NYSE: URI) (“URI”) today announced that it has priced an offering of $150 million principal amount of 4.00% convertible senior unsecured notes due 2015, and its subsidiary, United Rentals (North America), Inc. (“URNA”) has priced an offering of $500 million principal amount of  9.25% senior unsecured notes due 2019.  The convertible senior notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 89.9888 shares of URI common stock per $1,000 principal amount of convertible senior notes, representing an initial conversion price of approximately $11.11 per share of URI common stock, which is equal to an approximately 25% conversion premium over the $8.89 closing price of URI’s common stock on the New York Stock Exchange on November 10, 2009.  URI has also granted the underwriters an option to purchase up to an additional $22.5 million principal amount of the convertible senior notes on the same terms and conditions to cover over-allotments, if any.  URNA had previously announced a proposed offering of $400 million principal amount of senior notes and the offering size was increased to $500 million based on market demand.  The offerings were made pursuant to URI and URNA’s shelf registration statement filed with the Securities and Exchange Commission.

Net proceeds from the sale of the convertible senior notes of URI, after underwriting discounts and commissions, but before fees and expenses, will be approximately $146 million (or approximately $167 million if the over-allotment option is exercised in full) and net proceeds from the sale of the senior notes of URNA, after underwriting discounts and commissions, but before fees and expenses, will be approximately $481 million.  URNA’s obligations under its senior notes will be guaranteed on a senior basis by URI and certain of URNA’s domestic subsidiaries.  URI and URNA expect the offerings to close on November 17, 2009, subject to customary closing conditions.

URI intends to use the net proceeds from its convertible senior notes offering, together with cash on hand, to redeem a portion of its 14% Senior Notes due 2014 and will use cash on hand to pay the cost of the convertible note hedge transactions that it intends to enter into in connection with the sale of the convertible senior notes, as described below.  URNA intends to use the net proceeds from its senior notes offering to purchase or retire outstanding senior unsecured indebtedness, pay or prepay outstanding borrowings under its ABL facility and for general corporate purposes.

In connection with the convertible senior notes offering, URI entered into convertible note hedge transactions with one or more counterparties, referred to as the option counterparties, which include one or more of the underwriters or their affiliates. The convertible note hedge transactions are intended to reduce, subject to a limit, the potential dilution with respect to URI’s common stock upon conversion of the convertible senior notes.  The effect of the note hedge transactions, from URI’s perspective, is to increase the effective conversion price to approximately $15.56 per share, equal to an approximately 75% premium over the $8.89 closing price of URI’s common stock on the New York Stock Exchange on November 10, 2009. However, in the event the market value of URI’s common stock exceeds approximately $15.56 per share, the settlement amount received from such transactions will only partially offset the potential dilution.  Each convertible note hedge transaction is a separate hedge transaction entered into by URI with an option counterparty.

In connection with establishing their initial hedge of these transactions, the option counterparties have informed URI that they have entered or expect to enter into various derivative transactions with respect to URI’s common stock concurrently with or shortly after the pricing of the convertible senior notes.  In addition, the option counterparties have informed URI that they are likely to modify their hedge positions by entering into or unwinding various derivative transactions with respect to URI’s common stock and/or by purchasing or selling shares of URI’s common stock or other of URI’s securities (including the convertible senior notes) in secondary market transactions during the term of the convertible senior notes and prior to the maturity of the convertible senior notes (and are likely to do so during any observation period related to a conversion of convertible senior notes).  This activity could also cause or avoid an increase or a decrease in the market price of URI’s common stock or the convertible senior notes, which could affect a noteholder’s ability to convert the convertible senior notes and, to the extent the activity occurs during any observation period related to a conversion of convertible senior notes, it could affect the number of shares and value of the consideration that a noteholder will receive upon conversion of the convertible senior notes.

If the underwriters exercise their overallotment option to purchase additional convertible senior notes, URI expects to enter into additional convertible note hedge transactions.

BofA Merrill Lynch, Wells Fargo Securities and Morgan Stanley are the joint book-running managers for both offerings, with BofA Merrill Lynch as lead book-running manager for the URI convertible senior notes offering and Wells Fargo Securities as lead book-running manager for the URNA senior notes offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplements or the shelf registration statement or prospectus.

URI  has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Final prospectus supplements relating to the offerings will be filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies of the final prospectus supplement and the accompanying prospectus for the URI convertible senior notes offering may be obtained by contacting: BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Preliminary Prospectus Department, 866-500-5408 or via email at prospectus.requests@ml.com, Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, 866-718-1649 or via email at prospectus@morganstanley.com, or Wells Fargo Securities, 375 Park Avenue, New York, NY 10152, Attn: Equity Syndicate Department, 800-326-5897 or via email at equity.syndicate@wachovia.com. Copies of the final prospectus supplement and accompanying prospectus for the URNA senior notes offering may be obtained by contacting: Wells Fargo Securities, 301 South College Street, 6th Floor, Charlotte, NC 28202, Attn: High Yield Syndicate, (704) 715-7035, BofA Merrill Lynch, 100 West 33rd Street, 3rd Floor, New York, NY 10001, Attn: Prospectus Department, 800-294-1322 or via email at dg.prospectus_distribution@bofasecurities.com, or Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, 866-718-1649 or via email at prospectus@morganstanley.com.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of 580 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s approximately 8,400 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent approximately 3,000 classes of equipment with a total original cost of $3.8 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Conn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of strategy or outlook. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, our actual results may differ materially from those projected. Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following: (1) on-going decreases in North American construction and industrial activities, which have significantly affected revenues and, because many of our costs are fixed, our profitability, and which may further reduce demand and prices for our products and services; (2) our highly leveraged capital structure, which requires us to use a substantial portion of our cash flow for debt service and can constrain our flexibility in responding to unanticipated or adverse business conditions; (3) noncompliance with financial or other covenants in our debt agreements, which could result in our lenders terminating our credit facilities and requiring us to repay outstanding borrowings; (4) inability to access the capital that our businesses or growth plans may require; (5) increases in our maintenance and replacement costs as we age our fleet, and decreases in the residual value of our equipment; (6) inability to sell our new or used fleet in the amounts, or at the prices, we expect; (7) rates we can charge and time utilization we can achieve being less than anticipated; and (8) costs we incur being more than anticipated, and the inability to realize expected savings in the amounts or time frames planned. For a fuller description of these and other possible uncertainties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, as well as to our subsequent filings with the SEC. Our forward-looking statements contained herein speak only as of the date hereof, and we make no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

# # #

Contact:

Fred Bratman

(203) 618-7318

Cell: (917) 847-4507

fbratman@ur.com